A U D I T E D C O M B I N E D F I N A N C I A L S T A T EME N T S
The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2013, 2012, and 2011
With Report of Independent Registered Public Accounting Firm

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2013, 2012 and 2011
Contents

Report of Independent Registered Public Accounting Firm ..........................................................1

Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
NACCO Industries, Inc.
We have audited the accompanying combined balance sheets of The Unconsolidated Mines of The North American Coal Corporation as of December 31, 2013 and 2012, and the related combined statements of net income, equity, and cash flows for each of the three years in the period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2013 and 2012, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

Cleveland, Ohio
March 4, 2014

The Unconsolidated Mines of
The North American Coal Corporation

Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$19,864	$4,624
Accounts receivable	28,940	29,855
Accounts receivable from affiliated companies	115	12,349
Inventories	91,007	93,739
Deferred income taxes	4,483	5,206
Other current assets	619	949
Total current assets	145,028	146,722

Property, plant and equipment:
Coal lands and real estate	106,181	105,291
Advance minimum royalties	1,277	1,364
Plant and equipment	979,543	970,468
Construction in progress	24,746	24,689
	1,111,747	1,101,812
Less allowance for depreciation, depletion,
and amortization	(495,223)	(443,559)
	616,524	658,253
Deferred charges:
Deferred lease costs	8,842	10,993
Other	449	480
	9,291	11,473

Other assets:
Note receivable from Parent Company	4,347	3,477
Other investments and receivables	104,679	162,730
	109,026	166,207
Total assets	$879,869	$982,655

	December 31
	2013	2012
Liabilities and equity
Current liabilities:
Accounts payable	$24,277	$24,160
Accounts payable to affiliated companies	33,281	27,770
Current maturities of long-term obligations	65,416	66,231
Current mine closing accrual	4,281	6,939
Other current liabilities	19,966	18,479
Total current liabilities	147,221	143,579

Long-term obligations:
Advances from customers	180,632	180,165
Notes payable	81,875	85,125
Capital lease obligations	281,229	312,307
	543,736	577,597
Noncurrent liabilities:
Deferred income taxes	30,820	34,434
Mine closing accrual	122,388	124,662
Pension and post-retirement benefits	28,296	98,511
Other accrued liabilities	2,950	1,507
	184,454	259,114
Equity:
Common stock and membership units	199	199
Capital in excess of stated value	791	791
Retained earnings	3,468	1,375
	4,458	2,365
Total liabilities and equity	$879,869	$982,655

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Combined Statements of Net Income
(Amounts in Thousands)

	Year Ended December 31
	2013	2012	2011

Lignite tons sold	25,910	25,044	25,229

Income:
Sales	$570,864	$535,848	$494,582
Other	1,038	1,584	2,848
	571,902	537,432	497,430

Cost and expenses:
Cost of sales	435,056	399,674	368,688
Depreciation, depletion, and amortization	63,491	64,790	58,520
	498,547	464,464	427,208
Operating Profit	73,355	72,968	70,222

Other income (expense)
Interest	(27,403)	(27,584)	(26,805)
Gain (loss) on sale of assets	477	(142)	2,068
	(26,926)	(27,726)	(24,737)
Income before income taxes	46,429	45,242	45,485

Income taxes:
Current	12,868	(3,319)	11,947
Deferred	(2,891)	14,088	(1,920)
	9,977	10,769	10,027
Net income	$36,452	$34,473	$35,458

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Combined Statements of Equity
(Amounts in Thousands)

	Year Ended December 31
	2013	2012	2011
Common stock and membership units:
Beginning balance	$199	$198	$198
Issuance of LLC membership units	—	1	—
	199	199	198

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	1,375	4,964	4,021
Net income	36,452	34,473	35,458
Dividends paid	(34,359)	(38,062)	(34,515)
	3,468	1,375	4,964

Total equity	$4,458	$2,365	$5,953

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows
(Amounts in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Net income	$36,452	$34,473	$35,458
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion, and amortization	63,491	64,790	58,520
Amortization of deferred financing costs	31	31	57
(Gain) loss on sale of assets	(477)	142	(2,068)
Equity income in cooperatives	(565)	(573)	(649)
Mine closing accrual	(1,142)	(677)	(494)
Deferred lease costs	2,220	1,016	(51)
Deferred income taxes	(2,891)	14,088	(1,920)
Post-retirement benefits and other accrued liabilities	(7,608)	(10,635)	(6,592)
Amortization of advance minimum royalties	238	149	194
Other noncurrent assets	(7,383)	(16,114)	3,294
	82,366	86,690	85,749
Working capital changes:
Accounts receivable	18,020	(5,560)	4,845
Inventories	2,204	(13,040)	(4,895)
Accounts payable and other accrued liabilities	7,084	146	(2,019)
Other changes in working capital	328	520	(985)
	27,636	(17,934)	(3,054)
Net cash provided by operating activities	110,002	68,756	82,695
Investing activities
Expenditures for property, plant, and equipment	(15,330)	(31,440)	(44,480)
Additions to advance minimum royalties	(151)	(98)	(122)
Proceeds from sale of property, plant, and equipment	1,048	2,995	15,929
Net cash used for investing activities	(14,433)	(28,543)	(28,673)
Financing activities
Additions to advances from customer, net	1,602	5,150	1,198
(Payments made) received on note from Parent Company, net	(870)	1,332	1,927
Issuance of equity units	–	1	–
Additions to long-term obligations	–	65,000	44
Repayment of long-term obligations	(46,702)	(71,877)	(22,329)
Financing fees paid	–	(306)	–
Dividends paid	(34,359)	(38,062)	(34,515)
Net cash used for financing activities	(80,329)	(38,762)	(53,675)
Increase in cash and cash equivalents	15,240	1,451	347
Cash and cash equivalents at beginning of year	4,624	3,173	2,826
Cash and cash equivalents at end of year	$19,864	$4,624	$3,173
See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

December 31, 2013, 2012 and 2011
1. Organization
The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, and Liberty Fuels, LLC (collectively, the “Unconsolidated Mines”) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).
During 2003, the Parent Company adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on Consolidation of Variable Interest Entities. The guidance clarifies the application of authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of the adoption, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.
The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income and comprehensive income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.
The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.
Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.
The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated, (Sabine Agreement) with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.
The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek, LLC (Coyote) and Liberty Fuels Company, LLC (Liberty) were all formed during 2008, 2009, and 2012 to develop, construct, and operate lignite surface mines under long-term contracts for their respective customers. The contracts with the customers allow for reimbursement of all costs plus a management fee. Demery had some minimal deliveries during the year. Caddo, Camino Real, Coyote, and Liberty are building mines or developing plans to build mines and therefore do not currently mine or deliver coal.
Since each of the Unconsolidated Mines has an agreement to provide coal to their respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.
Management performed an evaluation of the Unconsolidated Mines’ activities through March 4, 2014 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.
2. Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on costs, plus a profit or management fee per ton of coal delivered. As is customary in the coal industry, these agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.
Inventories
Coal and supply inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.
Property, Plant, and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally a units-of-production method. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining agreements.
Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires that an asset’s retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.
The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset is recorded in property, plant, and equipment in the accompanying balance sheets.
Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $11,002, $18,786, and $15,979 in 2013, 2012, and 2011, respectively, are included in cost of sales, and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2013	2012

Beginning balance	$131,601	$105,481
Liabilities incurred during the period	1,230	20,989
Liabilities settled during the period	(7,529)	(7,437)
Accretion expense	6,390	6,760
Revision in cash flows	(5,023)	5,808
	$126,669	$131,601

Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts receivable from an affiliate, accounts payable and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.
3. Inventories
Inventories are as follows:

	December 31
	2013	2012

Coal	$25,662	$34,686
Supplies	65,345	59,053
	$91,007	$93,739

4. Other Investments and Receivables
Other investments and receivables consist of the following:

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

	December 31
	2013	2012
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$44,016	$40,811
Pension and retiree medical obligation	25,872	93,658
Reclamation bond	17,922	17,922
Investment in cooperatives	15,520	14,955
Other	6,031	2,992
	109,361	170,338
Less asset retirement obligation included in current accounts receivable	4,682	7,608
	$104,679	$162,730

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.
5. Accrued Liabilities
Other current liabilities consist of the following:

	December 31
	2013	2012

Accrued payroll	$13,607	$12,601
Other	6,359	5,878
	$19,966	$18,479

6. Advances From Customers and Notes Payable
Advances from Customers
Advances from customers represent amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur an average weighted

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

interest rate of 5.6%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, due to the funding agreement with the customer.
Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2014	$14,065
2015	14,064
2016	5,158
2017	5,119
2018	5,119
Thereafter	61,369
104,894
Advances with unspecified repayment schedule	94,978
Total advances from customers	199,872
Less current maturities	19,240
Total long-term advances from customers	$180,632

Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Certain notes payable of Sabine include a fixed charge coverage covenant. Sabine was in compliance with this covenant at December 31, 2013. Notes payable consist of the following:

	December 31
	2013	2012
Borrowings under a revolving credit agreement that expires July 31, 2014, to a bank providing for borrowings up to $20,000. Interest is based on the bank’s daily cost of funds plus 1.75% (1.78% and 1.82% at December 31, 2013 and 2012, respectively)	$—	$2,603
Secured note payable due August 21, 2031, with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	60,125	63,375
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Total notes payable	85,125	90,978
Less current portion	3,250	5,853
Long-term portion of notes payable	$81,875	$85,125

Under the terms of all note agreements, substantially all assets of Sabine are pledged and all rights under the mining agreements are assigned.
Notes payable maturities for the next five years are as follows:

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

2014	$3,250
2015	3,250
2016	3,250
2017	3,250
2018	3,250
Thereafter	68,875
$85,125

Commitment fees paid to banks were approximately $76, $116 and $115 in 2013, 2012 and 2011, respectively, and are included in interest expense in the accompanying combined statements of net income and comprehensive income.
In 2012, one of the Unconsolidated Mines issued new debt in the amount of $65,000 in a private placement offering. The proceeds from this transaction were used to retire the secured note payable due in 2012, pay the balance outstanding in the revolving agreement, and provide additional capital for expansion. Under the terms of the new notes, interest at 4.58% is payable semiannually, and principal is due in even semiannual installments over the 20 year life of the notes. As with the debt it replaced, neither the Parent Company nor the Ultimate Parent Company have guaranteed this borrowing.
7. Pension and Other Postretirement Benefits
Defined Benefit Plans
Substantially all the Unconsolidated Mines’ salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. Pension benefits for certain management level employees were frozen effective December 31, 2004. During 2013, the Company amended the Combined Defined Benefit Plan for the Ultimate Parent and its subsidiaries (the “Combined Plan”) to freeze pension benefits for all employees effective as of the close of business on December 31, 2013. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. As a result of this amendment, the Company remeasured the Combined Plan and recorded a $1,622 pre-tax curtailment loss.
The Company also approved freezing all pension benefits under its Supplemental Retirement Benefit Plan (the “SERP”). In years prior to 2013, benefits other than COLA’s were frozen for all SERP participants. Effective as of the close of business on December 31, 2013, all COLA benefits under the SERP will be eliminated for all plan participants.
Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Unconsolidated Mines made contributions to this plan of $11,337 in 2013. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $6,161 in 2014, $6,988 in 2015, $7,766 in 2016, $8,510 in 2017, $9,248 in 2018, and $55,939 in the five years thereafter.
The following is a detail of the net periodic pension expense of the Unconsolidated Mines, using an assumed discount rate of 3.90% through July 2013, 4.70% for August through December 2013 and 4.55% in 2013 and 2012, respectively:

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

	Year Ended December 31
	2013	2012	2011

Service cost	$3,988	$4,342	$4,072
Interest cost	8,202	8,482	8,708
Expected return on plan assets	(10,950)	(9,514)	(9,033)
Amortization of actuarial loss	4,592	5,324	3,345
Amortization of prior service cost	423	702	702
Curtailment loss	1,622	—	—
Net periodic pension expense	$7,877	$9,336	$7,794

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2013	2012	2011

Current year actuarial (gain) loss	$(60,533)	$14,500	$22,267
Current year prior service credit	(540)	—	—
Amortization of actuarial loss	(4,592)	(5,324)	(3,345)
Amortization of prior service cost	(423)	(702)	(703)
Recognition of curtailment cost	(1,622)	—	—
Amount recognized in long-term receivable	$(67,710)	$8,474	$18,219

The following sets forth the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2013	2012
Change in benefit obligation:
Projected benefit obligation at beginning of year	$211,471	$184,665
Service cost	3,988	4,342
Interest cost	8,202	8,482
Plan amendment	(432)	—
Actuarial (gain) loss	(26,020)	18,829
Benefits paid	(5,448)	(4,847)
Curtailment	(20,530)	—
SERP transfer to Parent	(41)	—
Projected benefit obligation at end of year	$171,190	$211,471

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

	December 31
	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$134,418	$109,615
Actual return on plan assets	25,764	14,158
Employer contributions	11,337	15,807
Benefits paid	(5,448)	(4,847)
Asset transfers	(722)	(315)
Fair value of plan assets at end of year	$165,349	$134,418

Funded status at end of year	$(5,841)	$(77,053)

Amounts recognized in the combined balance sheets consist of:

Current liabilities	$(50)	$(51)
Noncurrent liabilities	(5,791)	(77,002)
	$(5,841)	$(77,053)

Components of long-term receivables from customers consist of:

Actuarial loss	$8,667	$73,792
Prior service cost	542	3,127
	$9,209	$76,919

The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2014 are $105 ($68 net of tax) and $27 ($18 net of tax), respectively.
The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date.
The expected long-term rate of return on defined benefit plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, the Ultimate Parent considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine the Ultimate Parent’s estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2013	Actual 2012	Target Allocation Range

U.S. equity securities	53.6%	52.0%	41.0%-62.0%
Non-U.S. equity securities	13.0%	12.5%	10.0%-16.0%
Fixed income securities	32.9%	34.5%	30.0%-40.0%
Money market	0.5%	1.0%	0.0%-10.0%

The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

	2013	2012

U.S. equity securities	$88,559	$70,063
Non-U.S equity securities	21,422	16,791
Fixed income securities	54,471	46,501
Money market	897	1,378
Asset transfers	—	(315)
Total	$165,349	$134,418

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to eligible retired employees, including employees of the Unconsolidated Mines. The Unconsolidated Mines expect to pay benefits of $1,607 in 2014, $1,993 in 2015, $2,279 in 2016, $2,496 in 2017, $2,703 in 2018 and $15,087 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.05% and 3.90% in 2013 and 2012, respectively:

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

	Year Ended December 31
	2013	2012	2011

Service cost	$733	$727	$779
Interest cost	826	990	1,218
Expected return on plan assets	(274)	(323)	(376)
Amortization of actuarial loss	741	662	850
Amortization of prior service credit	(825)	(825)	(825)
Net periodic postretirement expense	$1,201	$1,231	$1,646

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2013	2012	2011

Current year actuarial (gain) loss	$(53)	$959	$(1,162)
Amortization of actuarial loss	(741)	(662)	(851)
Amortization of prior service credit	825	825	825
Amount recognized in long-term receivable	$31	$1,122	$(1,188)

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of year	$27,039	$25,291
Service cost	733	727
Interest cost	826	990
Actuarial loss	335	996
Benefits paid	(1,549)	(965)
Benefit obligation at end of year	$27,384	$27,039

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

	December 31
	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$4,980	$5,355
Actual return on plan assets	661	361
Employer contributions	477	531
Benefits and taxes paid	(1,825)	(1,267)
Fair value of plan assets at end of year	$4,293	$4,980

Funded status at end of year	$(23,091)	$(22,059)
Amounts recognized in the consolidated balance
sheet consist of:
Current liabilities	$(586)	$(550)
Noncurrent liabilities	(22,505)	(21,509)
	$(23,091)	$(22,059)
Components of long-term receivables from
customers consist of:
Actuarial loss	$7,237	$8,032
Prior service credit	(755)	(1,581)
	$6,482	$6,451

The actuarial loss and prior service credit included in long-term receivables from customers expected to be recognized in net periodic benefit credit in 2014 are $672 ($437 net of tax) and $417 ($271 net of tax), respectively.
Some of the Unconsolidated Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Unconsolidated Mines made cash contributions to the VEBA trust of $0 in 2013 and 2012, respectively. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2013:

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on total of service and interest cost	$124	$(112)
Effect on postretirement benefit obligation	$1,831	$(1,669)

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2013	2012	2011

Weighted-average discount rates - pension	4.75%	3.90%	4.55%
Weighted-average discount rates - postretirement	3.85%	3.05%	3.90%
Rate of increase in compensation levels	NA	3.75%	3.75%
Expected long-term rate of return on assets-pension	7.75%	8.25%	8.50%
Expected long-term rate of return on assets-postretirement	6.00%	6.50%	6.50%
Health care cost trend rate assumed for next year	7.00%	7.50%	7.50%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2018	2018

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $3,412 in 2013, $2,900 in 2012, and $2,521 in 2011 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $5,164 in 2013, $4,682 in 2012, and $4,350 in 2011.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

8. Leasing Arrangements and Other Commitments
The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2037. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.
Future minimum lease payments as of December 31, 2013, for all capital lease obligations are as follows:

2014	$58,522
2015	55,772
2016	49,967
2017	47,240
2018	33,515
Thereafter	170,832
Total minimum lease payments	415,848
Amounts representing interest	(91,693)
Present value of net minimum lease payments	324,155
Current maturities	(42,926)
Long-term capital lease obligations	$281,229

As of December 31, 2013, $141,514 of the long-term capital lease obligations and $13,773 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statement of net income and comprehensive income. Assets recorded under capital leases are included in property, plant, and equipment and consist of the following:

	December 31
	2013	2012

Plant and equipment	$486,756	$481,848
Accumulated amortization	(173,774)	(140,514)
	$312,982	$341,334

Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.
Future minimum lease payments on long-term cancelable operating leases at December 31, 2013, are as follows:

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

2014	$53
2015	49
2016	38
2017	26
2018	7
$173

Rental expense for all operating leases was $2,546 in 2013, $1,961 in 2012, and $2,999 in 2011.
9. Income Taxes
The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
The provision for income taxes consists of the following:

	Year Ended December 31
	2013	2012	2011
Current:
Federal	$12,868	$(3,319)	$11,947
Total current tax provision (benefit)	12,868	(3,319)	11,947

Deferred:
Federal	(2,891)	14,088	(1,920)
Total deferred tax (benefit) provision	(2,891)	14,088	(1,920)
Total provision for income taxes	$9,977	$10,769	$10,027

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

A reconciliation of the federal statutory and effective income tax is as follows:

	Year Ended December 31
	2013	2012	2011

Income before income taxes	$46,429	$45,242	$45,485

Statutory taxes at 35.0%	$16,249	$15,836	$15,920
Percentage depletion	(5,575)	(3,892)	(5,843)
Other - net	(697)	(1,175)	(50)
Income tax provision	$9,977	$10,769	$10,027

Effective income tax rate	21.49%	23.8%	22.04%

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2013	2012
Deferred tax assets:
Accrued expense and reserves	$7,888	$7,570
Asset valuation	6,750	6,054
Inventory	1,967	2,082
Other employee benefits	1,454	1,287
Total deferred tax assets	18,059	16,993
Deferred tax liabilities:
Property, plant, and equipment	(40,580)	(42,679)
Pensions	(3,816)	(3,542)
Total deferred tax liabilities	(44,396)	(46,221)
Net deferred tax liability	$(26,337)	$(29,228)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2013 or 2012.
10. Fair Value of Financial Instruments
The carrying amounts for cash and cash equivalents, accounts receivable, accounts receivable from an affiliate, and accounts payable approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2013	2012
Fair value:
Notes payable	$(81,848)	$(84,752)
Advances from customers	$(131,158)	$(138,743)

Carrying value:
Notes payable	$(85,125)	$(90,798)
Advances from customers	$(199,872)	$(198,270)

11. Equity
The components of common stock and capital in excess of stated value at December 31, 2013 is as follows:

	Common Stock	Capital in Excess of Stated Value
Coteau common stock, without par value (stated value $10 per share) - authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) - authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value - authorized, issued and outstanding 1,000 shares	1	—
Demery membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Caddo membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Camino Real membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Liberty membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Coyote Creek membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
	$199	$791

As noted previously, Demery, Caddo, and Camino Real were all formed in 2008, Liberty Fuels was formed in 2009, and Coyote was formed in 2012. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(Amounts in Thousands)

12. Supplemental Cash Flow Information

	December 31
	2013	2012	2011
Cash paid (received) during the year for:
Interest	$27,500	$26,436	$27,046
Income taxes	(2,765)	9,025	10,311
Property, plant, and equipment:
Capital leases and land	10,354	99,902	36,445
Deferred lease costs	70	(28)	105
Lease obligations	(10,424)	(99,874)	(36,550)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	(3,794)	30,975	32,559
Change in receivables from customers including depreciation billed	3,206	(13,810)	10,334
Change in liabilities	4,932	(26,120)	(32,064)

13. Transactions With Affiliated Companies
Costs and expenses include net payments of approximately $4,826, $1,632 and $2,196 in 2013, 2012 and 2011, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the unconsolidated mines.
The note receivable from Parent Company of $4,347 and $3,477 in 2013 and 2012, respectively, is a demand note with interest of 0.32% at December 31, 2013 and 0.23% at December 31, 2012.
14. Contingencies
Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Unconsolidated Mines’ financial position or results of operations.